UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Performance Report 1Q25 I 2

DISCLAIMER

Disclaimer

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 2Q25 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS Accounting Standards. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS Accounting Standards. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated financial information prepared in accordance with International Accounting Standard and audited by the independent auditors.

Performance Report 1Q25 I 3

HIGHLIGHTS

Highlights – 1Q25

“The first quarter of 2025 was marked by positive results that reflect Petrobras' strong performance. We generated a higher cash flows, mainly due to a 5% increase in production volume compared to the previous quarter. This production growth was reflected in Adjusted EBITDA, which rose 46% compared to 4Q24.”

Fernando Melgarejo, Chief Financial Officer and Investor Relations Officer

Main financial highlights

•	Maintenance of strong cash generation with Operating Cash Flow of US$ 8.5 billion and Free Cash Flow of US$ 4.5 billion in 1Q25
•	Consistent results: excluding one-off events, Adjusted EBITDA was US$ 10.7 billion and net income was US$ 4 billion
•	Capex of US$ 4.1 billion in 1Q25, 29.1% lower than 4Q24, reinforces the atypical level observed in the previous quarter, which was explained by the closing of the gap between the physical and financial progress of the Búzios platforms, as a response to the actions implemented in the second half of 2024

“We remain committed to executing our Business Plan: we invested US$ 4 billion in this first quarter of the year, which represents 22% of the annual guidance. These investments are focused on pre-salt projects, with emphasis on the Búzios and Atapu fields. We are drilling and connecting more wells and advancing in the construction of new units that will support the growth of our production curve. These are projects that generate value for our shareholders and will translate into revenue in the upcoming years.”

Fernando Melgarejo, Chief Financial and Investor Relations Officer

Performance Report 1Q25 I 4

HIGHLIGHTS

Contribution to society

•	We paid R$ 65.7 billion in taxes to the Federal Government, states, and municipalities
•	We approved dividends of R$ 11.7 billion relative to 1Q25 results, out of which R$ 5.9 billion for the Controlling Group
•	Partnership between Petrobras and BNDES for the acquisistion procurement of carbon credits generated from the restoration of up to 50,000 hectares of degraded areas in the Amazon, capturing approximately 15 million tons of carbon

Main operational highlights

•	We reached total production of oil and natural gas of 2.77 million boe/d, an increase of 5.4% compared to Q4 2024
•	We started production on FPSO Almirante Tamandaré (Búzios 7) on February 15 in the Búzios Field, in Santos Basin pre-salt. The FPSO has the potential to produce up to 225,000 barrels of oil per day (bpd) and process 12 million cubic meters of gas
•	We confirmed new discoveries in Campos Basin (North Brava Block), in Santos Basin (Aram and Búzios), and concluded the Cased-hole Formation Test in Colombia (Sirius-2 well)
•	We completed the mooring of FPSO Alexandre de Gusmão (180 kbpd) in Mero 4
•	We completed the revamp on Train 1 of RNEST, which expanded processing capacity from 115,000 to 130,000 barrels of oil per day
•	We achieved a processing level of 73% of pre-salt oil, 200 bps above 4Q24, and 69% yield of diesel, gasoline, and jet fuel (high-value oil products) in total production volume
•	We started commercial operation of the 2nd module of the Natural Gas Processing Unit of the Boaventura Energy Complex, increasing total processing capacity from 10.5 to 21 million m3/day of gas
•	We sold, for the first time, VLSFO (Very Low Sulfur Fuel Oil) with 24% renewable content (B24) in the Asian market
•	We signed a contract with the Indian state-owned Bharat Petroleum Corporation Limited (BPCL) to export up to 6 million barrels of oil per year starting in 2025 (new markets for our oil exports)
•	We celebrated and amended contracts for the supply of natural gas in the free market, totaling a volume of 1.25 MMm³/d

Performance Report 1Q25 I 5

HIGHLIGHTS

Main items

Table 1 – Main items

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Sales revenues	21,073	20,815	23,768	1.2	(11.3)
Gross profit	10,388	9,983	12,257	4.1	(15.2)
Operating expenses	(3,112)	(7,196)	(3,273)	(56.8)	(4.9)
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,974	(2,780)	4,782	−	24.9
Consolidated net income (loss) without one-off events attributable to the shareholders of Petrobras (*)	4,029	3,083	5,420	30.7	(25.7)
Net cash provided by operating activities	8,498	8,204	9,386	3.6	(9.5)
Free cash flow	4,536	3,766	6,547	20.4	(30.7)
Adjusted EBITDA	10,446	7,165	12,127	45.8	(13.9)
Adjusted EBITDA without one-off events (*)	10,652	9,879	12,425	7.8	(14.3)
Gross debt (US$ million)	64,491	60,311	61,838	6.9	4.3
Net debt (US$ million)	56,034	52,240	43,646	7.3	28.4
Net debt/LTM Adjusted EBITDA ratio	1.45	1.29	0.86	12.4	68.6
Average commercial selling rate for U.S. dollar	5.84	5.84	4.95	−	18.0
Brent crude (US$/bbl)	75.66	74.69	83.24	1.3	(9.1)
Price of basic oil products - Domestic Market (US$/bbl)	86.58	83.30	96.13	3.9	(9.9)
ROCE (Return on Capital Employed)	6.5%	7.2%	10.4%	-0,7 p.p.	-3,9 p.p.
(*) See reconciliation of net income and adjusted EBITDA without one-off events.

Performance Report 1Q25 I 6

CONSOLIDATE RESULTS

Consolidated results

In 1Q25, the Adjusted EBITDA excluding one-off events reached US$ 10.7 billion, while net income, also excluding one-off events, was US$ 4.0 billion.

Adjusted EBITDA excluding one-off events increased by 8% compared to 4Q24, mainly driven by the increase in oil production, higher oil sales in the foreign and domestic markets, and the higher diesel crack spreads.

Net income excluding one-off events increased by 30.7% compared to 4Q24. Considering one-off events, net income reached US$ 6.0 billion due to improved financial results, which was positive at US$ 1.7 billion, benefiting from a 7% appreciation of the exchange rate at the end of the period, reflecting the effects of currency variation on the debts between Petrobras and its overseas subsidiaries.

Performance Report 1Q25 I 7

ONE-OFF EVENTS

One-off events

Table 2 – One-off events

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Net income (loss)	5,995	(2,766)	4,805	−	24.8
Items with one-off events	2,948	(8,880)	(974)	−	−
Items with one-off events that do not affect Adjusted EBITDA	3,154	(6,166)	(676)	−	−
Impairment of assets and investments	(50)	(1,579)	26	(96.8)	−
Gains and losses on disposal/write-offs of assets	57	39	162	46.2	(64.8)
Results from co-participation agreements in bid areas	70	156	48	(55.1)	45.8
Effect of the tax transaction on net finance income (expense)	−	(13)	−	−	−
Discount and premium on repurchase of debt securities	−	(14)	−	−	−
Gains/(losses) with foreign exchange variation Real x U.S. dollar (*)	3,077	(4,755)	(912)	−	−
Other items with one-off events	(206)	(2,714)	(298)	(92.4)	(30.9)
Voluntary Separation Plan	−	−	(2)	−	−
Collective bargaining agreement	−	−	(3)	−	−
Amounts recovered from Lava Jato investigation	−	22	5	−	−
Gains/(losses) on decommissioning of returned/abandoned areas	(1)	(2,575)	(7)	(100.0)	(85.7)
Gains/(losses) related to legal proceedings	(201)	(188)	(281)	6.9	(28.5)
Effect of the tax transaction on other taxes	−	14	−	−	−
Equalization of expenses - Production Individualization Agreements	(4)	13	(10)	−	(60.0)
Net effect of items with one-off events on IR/CSLL	(1,003)	3,017	337	−	−
Net income without one-off events	4,050	3,097	5,442	30.8	(25.6)
Shareholders of Petrobras	4,029	3,083	5,420	30.7	(25.7)
Non-controlling interests	21	14	22	50.0	(4.5)
Adjusted EBITDA	10,446	7,165	12,127	45.8	(13.9)
Items with one-off events	(206)	(2,714)	(298)	(92.4)	(30.9)
Adjusted EBITDA without one-off events	10,652	9,879	12,425	7.8	(14.3)
(*) As of 4Q24, the line "gains/(losses) with foreign exchange variation Real x U.S. dollar" was added to the table above to calculate adjusted EBITDA and net income without one-off events. For comparative purposes, the periods previously disclosed were updated.

In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

Performance Report 1Q25 I 8

CAPEX

Capex

Table 3 - Capex

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Exploration & Production (*)	3,502	4,899	2,472	(28.5)	41.7
Production Development	2,726	3,836	1,827	(28.9)	49.2
Exploration	305	306	194	(0.4)	57.1
Others E&P	472	757	452	(37.7)	4.4
Refining, Transportation and Marketing	405	538	362	(24.8)	11.8
Gas & Low Carbon Energies	55	129	108	(57.4)	(48.9)
Others	104	163	101	(36.6)	2.4
Subtotal	4,065	5,729	3,043	(29.0)	33.6
Signature bonus	−	2	−	−	−
Total	4,065	5,731	3,043	(29.1)	33.6
(*) See Glossary for investment definitions

In 1Q25, Capex totaled US$ 4.1 billion, representing a reduction of 29.1% in comparison to 4Q24 and an increase of 33.6% compared to 1Q24. 1Q25 performance reinforces the atypical nature of the investment level observed in 4Q24, which was explained by the closing of the gap between the physical and financial progress of the Búzios platforms, as a response to the actions implemented throughout the second half of 2024.

In the Exploration & Production segment, Capex totaled US$ 3.5 billion in 1Q25, a reduction of 28.5% compared to 4Q24. This decrease mainly reflects the financial advancement efforts concentrated in the previous quarter for the platforms under construction for the Búzios field, which helped mitigate the risks of delays and increased the potential for anticipations.

Compared to 1Q24, however, there was an increase of 41.7% in Capex, mainly due to progress on major pre-salt projects in Santos Basin, particularly the Búzios and Atapu fields’ new production systems.

In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.4 billion in 1Q25, mainly driven by scheduled refinery shutdowns, the completion of RNEST’s Train 1 revamp, and progress on REPLAN’s middle distillates hydrotreating (HDT) project.

Additionally, it is worth highlighting the production start-up in 1Q25 of the leased FPSO Almirante Tamandaré (Búzios 7), which resulted in the recognition of US$ 2.6 billion (Petrobras’ share) as lease liabilities. The extension of the FPSO Cidade de Angra dos Reis contract until 2030 also stands out, adding US$ 0.4 billion to our indebtedness. Similarly to owned units, leased FPSOs are recognized as company assets and represent an investment effort to expand production capacity with new units. However, they are not recorded as Capex.

The following table presents the main information on new oil and gas production systems that have already been contracted.

Performance Report 1Q25 I 9

CAPEX

Table 4 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn) (1)	Petrobras Stake	Status
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	1.3	1.9	100%	Project in execution phase with production system in operation. 5 wells drilled and 4 completed. (2)
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.5	1.0	38.6%	Project in execution phase with production system in operation. 12 wells drilled and 11 completed.
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	1.3	2.2	88.99%	Project in execution phase with production system in operation. 15 wells drilled and 15 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	2.4	5.2	88.99%	Project in execution phase with production system under construction. 8 wells drilled and 7 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.3	1.3	38.6%	Project in execution phase with production system at location. 9 wells drilled and 7 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	2.4	5.7	88.99%	Project in execution phase with production system under construction. 11 wells drilled and 7 completed.
Búzios 9 P-80 (Owned unit)	2027	225,000	1.7	6.3	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	1.5	7.5	88.99%	Project in execution phase with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	1.2	6.8	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 1 completed.
Raia Manta e Raia Pintada FPSO Raia (Non-operated project)	2028	126,000	1.0	2,7 (3)	30%	Project in execution phase with production system under construction.
Atapu 2 P-84	2029	225,000	0.6	6.4	65.7%	Project in execution phase with production system under construction.
Sépia 2 P-85	2030	225,000	0.2	4.7	55.3%	Project in execution phase.

(1) Total investment with the 2025-29+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(3) Total investiment considering Petrobras work interest (WI). It is included the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

Performance Report 1Q25 I 10

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources

Table 5 - Liquidity and capital resources

US$ million	1Q25	4Q24	1Q24
Adjusted cash and cash equivalents at the beginning of period	8,071	14,881	17,902
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (*)	(4,800)	(6,187)	(5,175)
Cash and cash equivalents at the beginning of period	3,271	8,694	12,727
Net cash provided by operating activities	8,498	8,204	9,386
Net cash (used in) provided by investing activities	(1,767)	(3,271)	(3,324)
Acquisition of PP&E and intangible assets	(3,962)	(4,429)	(2,838)
Acquisition of equity interests	−	(9)	(1)
Proceeds from disposal of assets - Divestment	463	72	569
Financial compensation from co-participation agreements	355	−	397
Divestment (investment) in marketable securities	1,370	1,070	(1,475)
Dividends received	7	25	24
(=) Net cash provided by operating and investing activities	6,731	4,933	6,062
Net cash used in financing activities	(5,432)	(9,654)	(7,168)
Changes in non-controlling interest	39	23	93
Net financings	(469)	(2,122)	(1,599)
Proceeds from finance debt	500	576	2
Repayments	(969)	(2,698)	(1,601)
Repayment of lease liability	(2,094)	(2,099)	(1,918)
Dividends paid to shareholders of Petrobras	(2,882)	(5,456)	(3,455)
Share repurchase program	−	−	(232)
Dividends paid to non-controlling interests	(26)	−	(57)
Effect of exchange rate changes on cash and cash equivalents	125	(702)	(74)
Cash and cash equivalents at the end of period	4,695	3,271	11,547
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period (*)	3,762	4,800	6,645
Adjusted cash and cash equivalents at the end of period	8,457	8,071	18,192
Reconciliation of Free Cash Flow
Net cash provided by operating activities	8,498	8,204	9,386
Acquisition of PP&E and intangible assets	(3,962)	(4,429)	(2,838)
Acquisition of equity interests	−	(9)	(1)
Free cash flow (**)	4,536	3,766	6,547

(*) Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

(**) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests.

Performance Report 1Q25 I 11

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2025, cash and cash equivalents totaled US$ 4.7 billion, and adjusted cash and cash equivalents totaled US$ 8.5 billion.

In 1Q25, funds generated by operating activities reached US$ 8.5 billion and free cash flow was positive at US$ 4.5 billion. Additionally, during the period, the following were recorded: redemption of securities (US$ 1.4 billion), inflows from earn-outs (US$ 0.5 billion), and financial compensation for co-participation agreements in Sépia and Atapu (US$ 0.4 billion).

The operational cash generation, combined with the inflows from securities redemptions and divestments, was used to: (a) investments (US$ 4.0 billion), (b) shareholders remuneration (US$ 2.9 billion), (c) lease liabilities amortization (US$ 2.1 billion), and (d) amortization of principal and interest due in the period (US$ 1.0 billion).

In 1Q25, the Company paid off various loans and financings amounting to US$ 1.0 billion and raised US$ 0.5 billion, notably a long-term operation of US$ 495 million in the domestic banking market.

Performance Report 1Q25 I 12

DEBT INDICATORS

Debt indicators

As of March 31, 2025, gross debt totaled US$ 64.5 billion, representing an increase of 6.9% compared to December 31, 2024. This increase was primarily driven by the start-up of the leased FPSO Almirante Tamandaré (Búzios 7) and the extension of the FPSO Cidade de Angra dos Reis contract through 2030, which led to an increase of US$ 3.0 billion (Petrobras’ share) in the Company’s debt.

The average debt maturity shifted from 12.52 years on December 31, 2024, to 12.19 years on March 31, 2025, while the average cost increased from 6.8% per year to 6.9% per year during the same period.

The gross debt/Adjusted EBITDA ratio was 1.45x on March 31, 2025, compared to 1.29x on December 31, 2024.

As of March 31, 2025, net debt reached US$ 56.0 billion, an increase of 7.3% compared to December 31, 2024.

Table 6 – Debt indicators

US$ million	03.31.2025	12.31.2024	Δ %	03.31.2024
Financial Debt	23,833	23,162	2.9	27,738
Capital Markets	14,557	14,490	0.5	16,719
Banking Market	7,247	6,519	11.2	8,502
Development banks	538	508	5.9	664
Export Credit Agencies	1,356	1,508	(10.1)	1,705
Others	135	137	(1.5)	148
Finance leases	40,658	37,149	9.4	34,100
Gross debt	64,491	60,311	6.9	61,838
Adjusted cash and cash equivalents	8,457	8,071	4.8	18,192
Net debt	56,034	52,240	7.3	43,646
Net Debt/(Net Debt + Market Cap) - Leverage	39%	39%	−	31%
Average interest rate (% p.a.)	6.9	6.8	1.5	6.5
Weighted average maturity of outstanding debt (years)	12.19	12.52	(2.6)	11.30
Net debt/LTM Adjusted EBITDA ratio	1.45	1.29	12.4	0.86
Gross debt/LTM Adjusted EBITDA ratio	1.67	1.49	11.6	1.22

Performance Report 1Q25 I 13

RESULTS BY SEGMENT

Results by business segment

Exploration and Production

Table 7 – E&P results

				Variation (%) (*)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Sales revenues	15,067	13,388	16,077	12.5	(6.3)
Gross profit	8,270	7,386	9,463	12.0	(12.6)
Operating expenses	(738)	(4,236)	(630)	(82.6)	17.1
Operating income	7,532	3,150	8,833	139.1	(14.7)
Net income (loss) attributable to the shareholders of Petrobras	4,987	2,094	5,846	138.2	(14.7)
Adjusted EBITDA of the segment	9,965	6,404	11,182	55.6	(10.9)
EBITDA margin of the segment (%)	66	48	70	18.3	(3.4)
ROCE (Return on Capital Employed) (%)	10.1	11.0	14.3	(0.9)	(4.2)
Average Brent crude (US$/bbl)	75.66	74.69	83.24	1.3	(9.1)
Production taxes Brazil	2,800	2,618	2,981	7.0	(6.1)
Royalties	1,805	1,643	1,871	9.9	(3.5)
Special participation	987	966	1,101	2.2	(10.4)
Retention of areas	8	9	9	(11.1)	(11.1)
Lifting cost Brazil (US$/boe)	6.79	6.34	6.04	7.1	12.5
Pre-salt	4.45	4.01	3.99	11.0	11.6
Deep and ultra-deep post-salt	18.29	17.52	15.18	4.4	20.5
Onshore and shallow waters	16.97	19.00	16.35	(10.7)	3.8
Lifting cost + Leases	9.49	9.11	8.42	4.2	12.7
Pre-salt	7.08	6.65	6.28	6.4	12.8
Deep and ultra-deep post-salt	21.86	21.56	18.47	1.4	18.4
Onshore and shallow waters	16.97	19.00	16.35	(10.7)	3.8
Lifting cost + Production taxes	20.07	19.21	20.05	4.5	0.1
Lifting cost + Production taxes + Leases	22.77	21.97	22.43	3.6	1.5
(*) EBITDA margin and ROCE variations in percentage points.

In 1Q25, the gross profit of E&P was US$ 8.3 billion, an increase of 12.0% compared to 4Q24, which had a result of US$ 7.4 billion. This growth was primarily due to higher production during the period and increased Brent prices, partially offset by a higher government take (production taxes).

The operating income in 1Q25 was US$ 7.5 billion, 139.1% higher than 4Q24. This growth reflects mainly the reduction in operating expenses, particularly due to the absence of the decommissioning provision recorded in the previous quarter.

Performance Report 1Q25 I 14

RESULTS BY SEGMENT

Lifting costs reported in 1Q25, excluding production taxes and leases, were US$ 6.79/boe, representing a 7.1% increase compared to the last quarter. This increase is due to the rise in costs for services related to integrity maintenance of assets, mainly due to the intensification of well interventions in Roncador, Barracuda, and Marlim fields, as well as inspections and subsea maintenance in Búzios, Itapu, and Marlim Leste fields. Additionally, there were higher expenditures in the Búzios field related to the new seabed monitoring contract. These effects were partially offset by a lower volume of losses due to maintenance shutdowns, improved operational efficiency in the Santos Basin, the ramp-up of the FPSO Marechal Duque de Caxias, and the production start-up of the FPSO Almirante Tamandaré in February 2025.

In the Pre-salt, lifting costs increased 11.0% due to higher expenditures in Búzios related to the new seabed monitoring contract and the increase in subsea inspections in the same field and in Itapu. This increase was partially offset by higher production resulting from improved operational efficiency in the Santos Basin, the ramp-up of the FPSO Marechal Duque de Caxias, and the production start-up of the FPSO Almirante Tamandaré in February 2025.

In the Post-salt, lifting costs increased 4.4% due to higher expenditures on integrity in the Campos Basin, mainly in well interventions in Roncador, Barracuda, and Marlim fields, and in subsea inspections in Marlim Leste. This increase was partially offset by higher production resulting from the operational return of the Marlim Leste field in December 2024, which has a lower cost per barrel compared to the average of the producing fields in the Post-salt.

In the onshore and shallow water assets, lifting costs decreased 10.7%, mainly due to the lower expenditures on well interventions in the onshore assets in Bahia.

Performance Report 1Q25 I 15

RESULTS BY SEGMENT

Refining, Transportation and Marketing

Table 8 - RTM results

				Variation (%) (1)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Sales revenues	19,989	19,291	22,190	3.6	(9.9)
Gross profit	1,211	1,498	2,207	(19.2)	(45.1)
Operating expenses	(736)	(939)	(836)	(21.6)	(12.0)
Operating Income	475	559	1,371	(15.0)	(65.4)
Net income (loss) attributable to the shareholders of Petrobras	367	15	775	2346.7	(52.6)
Adjusted EBITDA of the segment	1,069	1,500	1,994	(28.7)	(46.4)
EBITDA margin of the segment (%)	5	8	9	(2)	(4)
ROCE (Return on Capital Employed) (%)	1.2	2.5	5.0	(1.3)	(3.8)
Refining cost (US$ / barrel) - Brazil	2.62	2.48	2.63	5.6	(0.4)
Price of basic oil products - Domestic Market (US$/bbl)	86.58	83.30	96.13	3.9	(9.9)
(1) Changes in EBITDA and ROCE margins in percentage points.

In 1Q25, gross profit was US$ 0.3 billion lower than in 4Q24, reflecting mainly lower margins on oil products produced for the domestic market. Considering the effect of inventory turnover of US$ 288 million in 1Q25 and US$ 383 million in 4Q24, the gross profit would have been US$ 0.8 billion in 1Q25 and US$ 1.1 billion in 4Q24.

There were lower margins on oil products in the domestic market, mainly for gasoline, in addition to a decrease in sales volume due to the typical seasonality of the first quarter, primarily impacting gasoline and LPG.

The operating income in 1Q25 was lower than in 4Q24, reflecting the reduction in gross profit, partially offset by lower operating expenses.

In 1Q25, refining costs per barrel in USD were 5.6% higher than in 4Q24, mainly due to the lower processed throughput (-6.1%) resulting from the scheduled general shutdown of RNEST.

Performance Report 1Q25 I 16

RESULTS BY SEGMENT

Gas and Low Carbon Energies

Table 9 – G&LCE results

				Variation (%) (1)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Sales revenues	1,860	2,557	2,422	(27.3)	(23.2)
Gross profit	735	1,170	1,245	(37.2)	(41.0)
Operating expenses	(779)	(940)	(889)	(17.1)	(12.4)
Operating income	(44)	230	356	−	−
Net income (loss) attributable to the shareholders of Petrobras	(28)	152	242	−	−
Adjusted EBITDA of the segment	87	368	490	(76.4)	(82.2)
EBITDA margin of the segment (%)	5	14	20	(10)	(16)
ROCE (Return on Capital Employed) (%) (2)	1.8	4.2	9.4	(2.4)	(7.6)
Natural gas sales price - Brazil (US$/bbl)	56.75	57.79	67.88	(1.8)	(16.4)
Natural gas sales price - Brazil (US$/MMBtu)	9.57	9.74	11.45	(1.7)	(16.4)
Fixed revenues from power auctions (3)(4)	29	54	64	(46.1)	(55.0)
Average electricity sales price (US$/MWh) (4)	42.27	66.09	63.28	(36.1)	(33.2)

(1) EBITDA margin and ROCE variations in percentage points.

(2) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

(3) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued.

(4) Previous quarter number revised after the issuance of the final report from the Chamber of Electric Energy Commercialization - CCEE.

In 1Q25, the gross profit of the G&LCE segment decreased 37.2% compared to 4Q24, mainly due to the accounting of revenues from contractual commitments in 4Q24, the reduction of 8 MM m³/day in the volume of natural gas sold by Petrobras, and the termination of energy contracts in the regulated market. The reduction in the volume of natural gas sales was caused by lower demand in both the thermal segment (reflecting a more balanced hydrological scenario) and the non-thermal segment (combined with a greater share of other players in this market).

The reduction in gross profit impacted the operating income, despite lower operating expenses compared to 4Q24, resulting from provisions for fines in energy contracts accounted for in that quarter and the reimbursement in 1Q25 of amounts previously paid by Petrobras in a prior year, associated with transportation service provision, as a result of the application of the regulatory account mechanism.

Performance Report 1Q25 I 17

RECONCILIATION OF ADJUSTED EBITDA

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in IFRS Accounting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS Accounting Standards. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 10 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Net income (loss)	5,995	(2,766)	4,805	−	24.8
Net finance income (expense)	(1,748)	6,018	1,939	−	−
Income taxes	3,111	(788)	2,147	−	44.9
Depreciation, depletion and amortization	3,247	2,996	3,362	8.4	(3.4)
EBITDA	10,605	5,460	12,253	94.2	(13.4)
Results of equity-accounted investments	(82)	323	93	−	−
Impairment of assets (reversals), net	50	1,577	(9)	(96.8)	−
Results on disposal/write-offs of assets	(57)	(39)	(162)	46.2	(64.8)
Results from co-participation agreements in bid areas	(70)	(156)	(48)	(55.1)	45.8
Adjusted EBITDA	10,446	7,165	12,127	45.8	(13.9)
Adjusted EBITDA margin (%)	50	34	51	16.0	(1.0)
(*) EBITDA Margin variations in percentage points.

Performance Report 1Q25 I 18

FINANCIAL STATEMENTS

Exhibits

Financial statements

Table 11 - Income statement - Consolidated

US$ million	1Q25	4Q24	1Q24
Sales revenues	21,073	20,815	23,768
Cost of sales	(10,685)	(10,832)	(11,511)
Gross profit	10,388	9,983	12,257
Selling expenses	(1,090)	(1,080)	(1,333)
General and administrative expenses	(444)	(440)	(447)
Exploration costs	(313)	(198)	(135)
Research and development expenses	(202)	(218)	(183)
Other taxes	(123)	(108)	(140)
Impairment (losses) reversals, net	(50)	(1,577)	9
Other income and expenses, net	(890)	(3,575)	(1,044)
	(3,112)	(7,196)	(3,273)
Operating income	7,276	2,787	8,984
Finance income	297	434	552
Finance expenses	(983)	(1,072)	(1,072)
Foreign exchange gains (losses) and inflation indexation charges	2,434	(5,380)	(1,419)
Net finance income (expense)	1,748	(6,018)	(1,939)
Results of equity-accounted investments	82	(323)	(93)
Income (loss) before income taxes	9,106	(3,554)	6,952
Income taxes	(3,111)	788	(2,147)
Net Income (loss)	5,995	(2,766)	4,805
Net income (loss) attributable to:
Shareholders of Petrobras	5,974	(2,780)	4,782
Non-controlling interests	21	14	23

Performance Report 1Q25 I 19

FINANCIAL STATEMENTS

Table 12 - Statement of financial position – Consolidated

ASSETS - US$ million	03.31.2025	12.31.2024
Current assets	21,743	21,836
Cash and cash equivalents	4,695	3,271
Marketable securities	2,974	4,263
Trade and other receivables, net	3,069	3,566
Inventories	7,450	6,710
Recoverable taxes	1,625	1,966
Assets classified as held for sale	550	510
Other current assets	1,380	1,550
Non-current assets	178,131	159,809
Long-term receivables	22,693	20,610
Trade and other receivables, net	1,011	1,256
Marketable securities	837	582
Judicial deposits	13,075	11,748
Deferred income taxes	983	922
Other recoverable taxes	4,084	3,601
Other non-current assets	2,703	2,501
Investments	728	659
Property, plant and equipment	152,428	136,285
Intangible assets	2,282	2,255
Total assets	199,874	181,645

LIABILITIES - US$ million	03.31.2025	12.31.2024
Current liabilities	30,273	31,460
Trade payables	5,445	6,082
Finance debt	2,763	2,566
Lease liability	8,841	8,542
Taxes payable	5,028	4,684
Dividends payable	14	2,657
Provision for decommissioning costs	2,352	1,696
Employee benefits	2,619	2,315
Liabilities related to assets classified as held for sale	776	713
Other current liabilities	2,435	2,205
Non-current liabilities	100,360	90,835
Finance debt	21,070	20,596
Lease liability	31,817	28,607
Income taxes payable	567	530
Deferred income taxes	4,800	1,470
Employee benefits	11,701	10,672
Provision for legal proceedings	2,833	2,833
Provision for decommissioning costs	25,909	24,507
Other non-current liabilities	1,663	1,620
Shareholders' equity	69,241	59,350
Attributable to the shareholders of Petrobras	68,934	59,106
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	1,145	29
Profit reserves	60,330	61,446
Retained earnings	5,974	−
Accumulated other comprehensive deficit	(105,616)	(109,470)
Attributable to non-controlling interests	307	244
Total liabilities and shareholders' equity	199,874	181,645

Performance Report 1Q25 I 20

FINANCIAL STATEMENTS

Table 13 - Statement of cash flow – Consolidated

US$ million	1Q25	4Q24	1Q24
Cash flows from operating activities
Net income (loss) for the period	5,995	(2,766)	4,805
Adjustments for:
Pension and medical benefits	417	390	433
Results of equity-accounted investments	(82)	323	93
Depreciation, depletion and amortization	3,247	2,996	3,362
Impairment of assets (reversals), net	50	1,577	(9)
Inventory write down (write-back) to net realizable value	7	−	(44)
Allowance (reversals) for credit loss on trade and other receivables, net	(20)	206	30
Exploratory expenditure write-offs	209	68	50
Gain on disposal/write-offs of assets	(57)	(39)	(162)
Foreign exchange, indexation and finance charges	(1,955)	6,264	1,935
Income taxes	3,111	(788)	2,147
Revision and unwinding of discount on the provision for decommissioning costs	320	2,803	280
Results from co-participation agreements in bid areas	(70)	(156)	(48)
Early termination and cash outflows revision of lease agreements	(157)	(115)	(69)
Losses with legal, administrative and arbitration proceedings, net	201	188	281
Decrease (Increase) in assets
Trade and other receivables	172	200	604
Inventories	(359)	59	(627)
Judicial deposits	(180)	(185)	(288)
Other assets	379	(56)	34
Increase (Decrease) in liabilities
Trade payables	(539)	352	407
Other taxes payable	204	(667)	(520)
Pension and medical benefits	(215)	(243)	(203)
Provisions for legal proceedings	(384)	(171)	(78)
Other employee benefits	118	(209)	(59)
Provision for decommissioning costs	(184)	(232)	(263)
Other liabilities	(60)	(130)	(82)
Income taxes paid	(1,670)	(1,465)	(2,623)
Net cash provided by operating activities	8,498	8,204	9,386
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(3,962)	(4,429)	(2,838)
Acquisition of equity interests	−	(9)	(1)
Proceeds from disposal of assets - Divestment	463	72	569
Financial compensation from co-participation agreements	355	−	397
Divestment (investment) in marketable securities	1,370	1,070	(1,475)

Performance Report 1Q25 I 21

FINANCIAL STATEMENTS

Dividends received	7	25	24
Net cash (used in) provided by investing activities	(1,767)	(3,271)	(3,324)
Cash flows from financing activities
Changes in non-controlling interest	39	23	93
Financing and loans, net:
Proceeds from finance debt	500	576	2
Repayment of principal - finance debt	(472)	(2,309)	(1,007)
Repayment of interest - finance debt	(497)	(389)	(594)
Repayment of lease liability	(2,094)	(2,099)	(1,918)
Dividends paid to Shareholders of Petrobras	(2,882)	(5,456)	(3,455)
Share repurchase program	−	−	(232)
Dividends paid to non-controlling interests	(26)	−	(57)
Net cash used in financing activities	(5,432)	(9,654)	(7,168)
Effect of exchange rate changes on cash and cash equivalents	125	(702)	(74)
Net change in cash and cash equivalents	1,424	(5,423)	(1,180)
Cash and cash equivalents at the beginning of the period	3,271	8,694	12,727
Cash and cash equivalents at the end of the period	4,695	3,271	11,547

Performance Report 1Q25 I 22

FINANCIAL STATEMENTS

Table 14 – Net revenues by products

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Diesel	6,570	6,436	7,076	2.1	(7.2)
Gasoline	2,964	3,274	3,205	(9.5)	(7.5)
Liquefied petroleum gas (LPG)	733	766	758	(4.3)	(3.3)
Jet fuel	1,123	1,041	1,184	7.9	(5.2)
Naphtha	410	479	427	(14.4)	(4.0)
Fuel oil (including bunker fuel)	165	190	344	(13.2)	(52.0)
Other oil products	931	969	1,019	(3.9)	(8.6)
Subtotal oil products	12,896	13,155	14,013	(2.0)	(8.0)
Natural gas	885	1,097	1,322	(19.3)	(33.1)
Crude oil	1,405	913	1,229	53.9	14.3
Renewables and nitrogen products	53	76	31	(30.3)	71.0
Revenues from non-exercised rights	48	77	140	(37.7)	(65.7)
Electricity	139	235	128	(40.9)	8.6
Services, agency and others	166	171	247	(2.9)	(32.8)
Total domestic market	15,592	15,724	17,110	(0.8)	(8.9)
Exports	5,369	4,893	6,398	9.7	(16.1)
Crude oil	3,810	3,589	4,911	6.2	(22.4)
Fuel oil (including bunker fuel)	1,184	1,049	1,322	12.9	(10.4)
Other oil products and other products	375	255	165	47.1	127.3
Sales abroad (*)	112	198	260	(43.4)	(56.9)
Total foreign market	5,481	5,091	6,658	7.7	(17.7)
Total	21,073	20,815	23,768	1.2	(11.3)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Performance Report 1Q25 I 23

FINANCIAL STATEMENTS

Table 15 – Cost of goods sold (*)

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Raw material, products for resale, materials and third-party services*	(5,099)	(5,438)	(5,929)	(6.2)	(14.0)
Acquisitions	(3,579)	(3,973)	(4,308)	(9.9)	(16.9)
Crude oil imports	(2,116)	(2,323)	(2,206)	(8.9)	(4.1)
Oil products imports	(1,189)	(1,099)	(1,663)	8.2	(28.5)
Natural gas imports	(274)	(551)	(439)	(50.3)	(37.6)
Third-party services and others	(1,520)	(1,465)	(1,621)	3.8	(6.2)
Depreciation, depletion and amortization	(2,513)	(2,343)	(2,649)	7.3	(5.1)
Production taxes	(2,803)	(2,620)	(3,030)	7.0	(7.5)
Employee compensation	(399)	(411)	(441)	(2.9)	(9.5)
Inventory turnover	129	(20)	538	−	(76.0)
Total	(10,685)	(10,832)	(11,511)	(1.4)	(7.2)
(*) It Includes short-term leases.

Table 16 – Operating expenses

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Selling, General and Administrative Expenses	(1,534)	(1,520)	(1,780)	0.9	(13.8)
Selling expenses	(1,090)	(1,080)	(1,333)	0.9	(18.2)
Materials, third-party services, freight, rent and other related costs	(895)	(889)	(1,120)	0.7	(20.1)
Depreciation, depletion and amortization	(169)	(172)	(173)	(1.7)	(2.3)
Reversal (allowance) for expected credit losses	4	10	(10)	(60.0)	−
Employee compensation	(30)	(29)	(30)	3.4	−
General and administrative expenses	(444)	(440)	(447)	0.9	(0.7)
Employee compensation	(266)	(269)	(292)	(1.1)	(8.9)
Materials, third-party services, rent and other related costs	(139)	(133)	(120)	4.5	15.8
Depreciation, depletion and amortization	(39)	(38)	(35)	2.6	11.4
Exploration costs	(313)	(198)	(135)	58.1	131.9
Research and Development	(202)	(218)	(183)	(7.3)	10.4
Other taxes	(123)	(108)	(140)	13.9	(12.1)
Impairment (losses) reversals, net	(50)	(1,577)	9	(96.8)	−
Other income and expenses, net	(890)	(3,575)	(1,044)	(75.1)	(14.8)
Total	(3,112)	(7,196)	(3,273)	(56.8)	(4.9)

Performance Report 1Q25 I 24

FINANCIAL STATEMENTS

Table 17 – Financial results

				Variation (%)
US$ million	1Q25	4Q24	1Q24	1Q25 X 4Q24	1Q25 X 1Q24
Finance income	297	434	552	(31.6)	(46.2)
Income from investments and marketable securities (Government Bonds)	223	332	432	(32.8)	(48.4)
Other finance income	74	102	120	(27.5)	(38.3)
Finance expenses	(983)	(1,072)	(1,072)	(8.3)	(8.3)
Interest on finance debt	(466)	(518)	(554)	(10.0)	(15.9)
Unwinding of discount on lease liability	(622)	(617)	(547)	0.8	13.7
Capitalized borrowing costs	449	413	376	8.7	19.4
Unwinding of discount on the provision for decommissioning costs	(319)	(228)	(272)	39.9	17.3
Tax settlement programs - federal taxes	−	19	−	−	−
Other finance expenses	(25)	(141)	(75)	(82.3)	(66.7)
Foreign exchange gains (losses) and indexation charges	2,434	(5,380)	(1,419)	−	−
Foreign exchange gains (losses)	3,036	(4,625)	(881)	−	−
Real x U.S. dollar	3,077	(4,755)	(912)	−	−
Other currencies	(41)	130	31	−	−
Reclassification of hedge accounting to the Statement of Income	(722)	(874)	(697)	(17.4)	3.6
Tax settlement programs - federal taxes	−	(32)	−	−	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(64)	88	(70)	−	(8.6)
Recoverable taxes inflation indexation income	58	15	49	286.7	18.4
Other foreign exchange gains and indexation charges, net	126	48	180	162.5	(30.0)
Total	1,748	(6,018)	(1,939)	−	−

Performance Report 1Q25 I 25

FINANCIAL STATEMENS BY SEGMENT

Financial information by business segment

Table 18 - Consolidated income by business segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,067	19,989	1,860	77	(15,920)	21,073
Intersegments	15,012	290	617	1	(15,920)	−
Third parties	55	19,699	1,243	76	−	21,073
Cost of sales	(6,797)	(18,778)	(1,125)	(68)	16,083	(10,685)
Gross profit	8,270	1,211	735	9	163	10,388
Expenses	(738)	(736)	(779)	(859)	−	(3,112)
Selling expenses	−	(437)	(655)	2	−	(1,090)
General and administrative expenses	(4)	(87)	(26)	(327)	−	(444)
Exploration costs	(313)	−	−	−	−	(313)
Research and development expenses	(162)	(1)	(2)	(37)	−	(202)
Other taxes	(4)	(13)	(2)	(104)	−	(123)
Impairment (losses) reversals, net	(54)	4	−	−	−	(50)
Other income and expenses, net	(201)	(202)	(94)	(393)	−	(890)
Operating income (loss)	7,532	475	(44)	(850)	163	7,276
Net finance income (expense)	−	−	−	1,748	−	1,748
Results of equity-accounted investments	14	55	12	1	−	82
Income (loss) before income taxes	7,546	530	(32)	899	163	9,106
Income taxes	(2,560)	(163)	14	(347)	(55)	(3,111)
Net income (loss)	4,986	367	(18)	552	108	5,995
Net income (loss) attributable to:
Shareholders of Petrobras	4,987	367	(28)	540	108	5,974
Non-controlling interests	(1)	−	10	12	−	21

Performance Report 1Q25 I 26

FINANCIAL STATEMENS BY SEGMENT

Table 19 - Consolidated income by business segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	16,077	22,190	2,422	78	(16,999)	23,768
Intersegments	15,974	303	720	2	(16,999)	−
Third parties	103	21,887	1,702	76	−	23,768
Cost of sales	(6,614)	(19,983)	(1,177)	(74)	16,337	(11,511)
Gross profit	9,463	2,207	1,245	4	(662)	12,257
Expenses	(630)	(836)	(889)	(918)	−	(3,273)
Selling expenses	(1)	(551)	(768)	(13)	−	(1,333)
General and administrative expenses	(20)	(84)	(28)	(315)	−	(447)
Exploration costs	(135)	−	−	−	−	(135)
Research and development expenses	(139)	(2)	−	(42)	−	(183)
Other taxes	(20)	(7)	(5)	(108)	−	(140)
Impairment (losses) reversals, net	(4)	−	−	13	−	9
Other income and expenses, net	(311)	(192)	(88)	(453)	−	(1,044)
Operating income (loss)	8,833	1,371	356	(914)	(662)	8,984
Net finance income (expense)	−	−	−	(1,939)	−	(1,939)
Results of equity-accounted investments	17	(130)	21	(1)	−	(93)
Income (loss) before income taxes	8,850	1,241	377	(2,854)	(662)	6,952
Income taxes	(3,005)	(466)	(120)	1,218	226	(2,147)
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net income (loss) attributable to:
Shareholders of Petrobras	5,846	775	242	(1,645)	(436)	4,782
Non-controlling interests	(1)	−	15	9	−	23

Performance Report 1Q25 I 27

FINANCIAL STATEMENS BY SEGMENT

Table 20 - Quarterly consolidated income by business segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	13,388	19,291	2,557	79	(14,500)	20,815
Intersegments	13,333	258	908	1	(14,500)	−
Third parties	55	19,033	1,649	78	−	20,815
Cost of sales	(6,002)	(17,793)	(1,387)	(70)	14,420	(10,832)
Gross profit	7,386	1,498	1,170	9	(80)	9,983
Expenses	(4,236)	(939)	(940)	(1,081)	−	(7,196)
Selling expenses	−	(359)	(728)	7	−	(1,080)
General and administrative expenses	(21)	(91)	(21)	(307)	−	(440)
Exploration costs	(198)	−	−	−	−	(198)
Research and development expenses	(178)	(2)	(2)	(36)	−	(218)
Other taxes	45	(15)	(4)	(134)	−	(108)
Impairment (losses) reversals, net	(1,240)	(337)	−	−	−	(1,577)
Other income and expenses, net	(2,644)	(135)	(185)	(611)	−	(3,575)
Operating income (loss)	3,150	559	230	(1,072)	(80)	2,787
Net finance income (expense)	−	−	−	(6,018)	−	(6,018)
Results of equity-accounted investments	14	(354)	14	3	−	(323)
Income (loss) before income taxes	3,164	205	244	(7,087)	(80)	(3,554)
Income taxes	(1,071)	(190)	(78)	2,100	27	788
Net income (loss)	2,093	15	166	(4,987)	(53)	(2,766)
Net income (loss) attributable to:
Shareholders of Petrobras	2,094	15	152	(4,988)	(53)	(2,780)
Non-controlling interests	(1)	−	14	1	−	14

Performance Report 1Q25 I 28

FINANCIAL STATEMENS BY SEGMENT

Table 21 - Other income and expenses by segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(513)	(98)	(20)	(4)	−	(635)
Pension and medical benefits - retirees	−	−	−	(315)	−	(315)
Variable compensation programs (*)	(134)	(64)	(15)	(77)	−	(290)
Losses with legal, administrative and arbitration proceedings	(112)	(29)	(2)	(58)	−	(201)
Losses on decommissioning of returned/abandoned areas	(2)	−	−	−	−	(2)
Results on disposal/write-offs of assets	32	(1)	2	24	−	57
Results from co-participation agreements in bid areas	70	−	−	−	−	70
Others	458	(10)	(59)	37	−	426
Total	(201)	(202)	(94)	(393)	−	(890)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).

Table 22 - Other income and expenses by segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(607)	(26)	(15)	(4)	−	(652)
Pension and medical benefits - retirees	−	−	−	(309)	−	(309)
Variable compensation programs (*)	(104)	(68)	(13)	(70)	−	(255)
Losses with legal, administrative and arbitration proceedings	(84)	(96)	(4)	(97)	−	(281)
Losses on decommissioning of returned/abandoned areas	(8)	−	−	−	−	(8)
Results on disposal/write-offs of assets	137	25	19	(19)	−	162
Results from co-participation agreements in bid areas	48	−	−	−	−	48
Others	307	(27)	(75)	46	−	251
Total	(311)	(192)	(88)	(453)	−	(1,044)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).

Performance Report 1Q25 I 29

FINANCIAL STATEMENS BY SEGMENT

Table 23 - Other income and expenses by segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(524)	(14)	(47)	(8)	−	(593)
Pension and medical benefits - retirees	−	−	−	(289)	−	(289)
Variable compensation programs (*)	(31)	(38)	(5)	(28)	−	(102)
Losses with legal, administrative and arbitration proceedings	(94)	(42)	(15)	(37)	−	(188)
Losses on decommissioning of returned/abandoned areas	(2,575)	−	−	−	−	(2,575)
Results on disposal/write-offs of assets	55	(4)	(5)	(7)	−	39
Results from co-participation agreements in bid areas	156	−	−	−	−	156
Others	369	(37)	(113)	(242)	−	(23)
Total	(2,644)	(135)	(185)	(611)	−	(3,575)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).

Table 24 - Consolidated assets by business segment – 03.31.2025

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	140,780	30,088	5,349	27,886	(4,229)	199,874
Current assets	2,746	9,671	304	13,251	(4,229)	21,743
Non-current assets	138,034	20,417	5,045	14,635	−	178,131
Long-term receivables	7,854	2,454	90	12,295	−	22,693
Investments	305	163	198	62	−	728
Property, plant and equipment	128,162	17,668	4,683	1,915	−	152,428
Operating assets	102,207	15,732	4,187	1,386	−	123,512
Assets under construction	25,955	1,936	496	529	−	28,916
Intangible assets	1,713	132	74	363	−	2,282

Table 25 - Consolidated assets by business segment – 12.31.2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	125,551	27,725	5,260	27,289	(4,180)	181,645
Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Assets under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255

Performance Report 1Q25 I 30

FINANCIAL STATEMENS BY SEGMENT

 Table 26 - Reconciliation of Adjusted EBITDA by business segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,986	367	(18)	552	108	5,995
Net finance income (expense)	−	−	−	(1,748)	−	(1,748)
Income taxes	2,560	163	(14)	347	55	3,111
Depreciation, depletion and amortization	2,481	597	133	36	−	3,247
EBITDA	10,027	1,127	101	(813)	163	10,605
Results of equity-accounted investments	(14)	(55)	(12)	(1)	−	(82)
Impairment of assets (reversals), net	54	(4)	−	−	−	50
Results on disposal/write-offs of assets	(32)	1	(2)	(24)	−	(57)
Results from co-participation agreements in bid areas	(70)	−	−	−	−	(70)
Adjusted EBITDA	9,965	1,069	87	(838)	163	10,446

Table 27 - Reconciliation of Adjusted EBITDA by business segment – 1Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	5,845	775	257	(1,636)	(436)	4,805
Net finance income (expense)	−	−	−	1,939	−	1,939
Income taxes	3,005	466	120	(1,218)	(226)	2,147
Depreciation, depletion and amortization	2,530	648	153	31	−	3,362
EBITDA	11,380	1,889	530	(884)	(662)	12,253
Results of equity-accounted investments	(17)	130	(21)	1	−	93
Impairment of assets (reversals), net	4	−	−	(13)	−	(9)
Results on disposal/write-offs of assets	(137)	(25)	(19)	19	−	(162)
Results from co-participation agreements in bid areas	(48)	−	−	−	−	(48)
Adjusted EBITDA	11,182	1,994	490	(877)	(662)	12,127

Table 28 - Reconciliation of Adjusted EBITDA by business segment – 4Q24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	2,093	15	166	(4,987)	(53)	(2,766)
Net finance income (expense)	−	−	−	6,018	−	6,018
Income taxes	1,071	190	78	(2,100)	(27)	(788)
Depreciation, depletion and amortization	2,225	600	133	38	−	2,996
EBITDA	5,389	805	377	(1,031)	(80)	5,460
Results of equity-accounted investments	(14)	354	(14)	(3)	−	323
Impairment of assets (reversals), net	1,240	337	−	−	−	1,577
Results on disposal/write-offs of assets	(55)	4	5	7	−	(39)
Results from co-participation agreements in bid areas	(156)	−	−	−	−	(156)
Adjusted EBITDA	6,404	1,500	368	(1,027)	(80)	7,165

Performance Report 1Q25 I 31

GLOSSARY

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Performance Report 1Q25 I 32

GLOSSARY

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Investments in E&P: In the E&P segment, investment projects are classified as: a) production development; b) exploration and c) others. See the details:

a)	Production Development (PD)

Projects aimed at enabling the production activities of new oil or gas fields, or the revitalization of fields already in production through new production systems and/or onshore facilities.

This includes complementary development projects intended to increase the recovery factor in fields with declining production, without the installation of new production systems.

Other projects in the Production Development include: asset acquisition projects linked to new production systems; quantitative risk analysis wells in development areas; and investments in the production development of non-operated fields.

b)	Exploration (EXP)

Exploration projects aim to incorporate oil and gas reserves in a resilient way, from an economical and carbon emission perspective, generating value in the long-term. They are classified into types such as: Geological Interpretation Regional Studies, Block, Discovery Appraisal, Ring Fence (RF), Reservoir Data Acquisition (RDA) and Extended Well Tests (EWT).

c)	Others

Projects required to implement essential infrastructure needed to enable other investment projects, as well as operations.

Examples include upgrades to operational infrastructure, scheduled shutdowns, acquisition of capital goods, IT and communications improvements, inspections and pipeline replacements due to SCC-CO₂, new platforms pre-operational costs, among others.

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Performance Report 1Q25 I 33

GLOSSARY

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS Accounting Standards and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS Accounting Standards. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Performance Report 1Q25 I 34

PETROBRAS

Petrobras | Investor Relations

www.petrobras.com.br/ir

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer